AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                         ON May 15, 2000

          -----------------------------------------

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     ----------------------

                           SCHEDULE TO
                 ISSUER TENDER OFFER STATEMENT
             (PURSUANT TO SECTION 13(e)(1) OF THE
                SECURITIES EXCHANGE ACT OF 1934)
                        (AMENDMENT NO.   )

          DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
                         (Name of Issuer)

          DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
               (Name of Person Filing Statement)

       SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                            245915103
                            ---------
              (CUSIP Number of Class of Securities)

                 Eric E. Miller, Esq., Secretary

          Delaware Group Dividend and Income Fund, Inc.

                       2005 Market Street
                     Philadelphia, PA 19103
                         800-523-1918


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

                         ------------------

                    CALCULATION OF FILING FEE
-----------------------------------------------------------------
TRANSACTION VALUATION $        *   AMOUNT OF FILING FEE:    None.
                       --------

     This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:

     ------------------------------

     Form or Registration No.:

     ------------------------------

     Filing Party:

     ------------------------------------------------------------

     Date Filed:

     ------------------------------------------------------------

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

     / /


FOR IMMEDIATE RELEASE
Contact:  Tom Gariepy
215-255-1495

               DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
               ANNOUNCES SELF-TENDER FOR 10% OF ITS SHARES


     PHILADELPHIA, PA, May 15, 2000   Delaware Group Dividend and
Income Fund, Inc. (NYSE: DDF) announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 1,430,700 shares of its common stock, each of which has a par value $0.01 per share, representing 10% of its issued and outstanding shares of common stock. The tender offer will commence on Thursday, June 1, 2000, and will expire, unless extended, at 5:00 p.m., New York City time, on Thursday, June 29, 2000. Subject to various terms and conditions described in offering materials to be distributed to shareholders, purchases will be made at a price per share equal to the Fund's net asset value per share on the first business day after the expiration of the offer.

     Subject to various terms and conditions described in offering materials to be distributed to shareholders, if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

     The shares of common stock of Delaware Group Dividend and Income Fund, Inc. have recently traded at a discount to their net asset value per share. During the pendency of the tender offer the current net asset value per share will be available by telephone at 1-888-235-9839.

     Delaware Group Dividend and Income Fund, Inc., which commenced operations in March 1993, is a closed-end fund with a portfolio that typically consists of two-thirds income-generating equities, including common stocks and convertible securities, and one-third high-yield, high risk corporate bonds. The Fund is a total return vehicle whose primary objective is to seek high current income. Capital appreciation is a secondary objective. Designed to pay monthly dividends, the Fund will normally maintain at least 65% of its assets in income-generating equities, with a maximum of 35% of assets invested in non-convertible corporate bonds.

     Delaware Group Dividend and Income Fund, Inc. is managed by Delaware Management Company, a series of Delaware Management Business Trust. As of March 31, 2000, Delaware Management Business Trust managed over $46 billion in mutual funds and institutional accounts.

SHAREHOLDERS ARE ADVISED TO READ THE OFFER TO PURCHASE WHEN IT IS AVAILABLE AS IT CONTAINS IMPORTANT INFORMATION. THE OFFER TO PURCHASE AND OTHER DOCUMENTS FILED BY THE FUND WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE FUND'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1999, WILL BE AVAILABLE WITHOUT COST AT THE COMMISSION'S WEB SITE (www.sec.gov) OR BY CALLING THE FUND AT 1-800-523-1918.